10026427

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8- 68186

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 12/05/08 (MM/DD/YY) AND ENDING 12/31/09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: The PrinceRidge Group LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

623 Fifth Avenue
(No. and Street)

New York	NY	10022
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Brian Coad (646)792-5607
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP
(Name – *if individual, state last, first, middle name*)

345 Park Ave	New York	NY	10154
(Address)	(City)	(State)	(Zip Code)

SEC Mail Processing Section
MAR 01 2010
Washington, DC
121

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Brian Coad, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of The PrinceRidge Group LLC, as of December 31, 2009, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

N/A

STATE OF NEW YORK
SUFFOLK COUNTY
SWORN TO AND SUBSCRIBED BEFORE ME
THIS 25th DAY OF February, 2010
NOTARY PUBLIC

Signature

CFO
Title

Notary Public

MARY GREEK
Notary Public, State of New York
Qualified in Suffolk County
Reg. No. 01GR6205810
My Commission Expires May 11, 2013

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

THE PRINCERIDGE GROUP LLC
(A Wholly-Owned Limited Liability Company of
PrinceRidge Holdings LP)

Statement of Financial Condition

December 31, 2009

(With Report of Independent Registered Public Accounting Firm Thereon)

KPMG

KPMG LLP
345 Park Avenue
New York, NY 10154-0102

Report of Independent Registered Public Accounting Firm

The Board of Managers
The PrinceRidge Group LLC

We have audited the accompanying statement of financial condition of The PrinceRidge Group LLC, (the Company), a wholly-owned limited liability company of PrinceRidge Holdings LP, as of December 31, 2009. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of The PrinceRidge Group LLC as of December 31, 2009, in conformity with U.S. generally accepted accounting principles.

KPMG LLP

February 26, 2010

THE PRINCERIDGE GROUP LLC
(A Wholly-Owned Limited Liability Company of
PrinceRidge Holdings LP)

Statement of Financial Condition

December 31, 2009

Assets		
Cash and cash equivalents	$	8,453,961
Financial instruments owned, at fair value		5,347,446
Receivable from clearing broker		4,088,916
Investment banking fees receivable		457,359
Other assets		605,294
Total assets	$	18,952,976
Liabilities and Member's Equity		
Financial instruments sold, not yet purchased, at fair value	$	1,310,625
Accrued expenses and other liabilities		2,308,750
Due to Parent		545,597
Total liabilities		4,164,972
Total member's equity		14,788,004
Total liabilities and member's equity	$	18,952,976

See accompanying notes to statement of financial condition.

(1) Organization

The PrinceRidge Group LLC (the "Company") is a wholly-owned limited liability company of PrinceRidge Holdings LP (the "Parent"). The Company was formed on December 5, 2008 under the Delaware Limited Liability Company Act and both the Company and the Parent subsequently changed their names on June 29, 2009 from VinsonForbes & Co. LLC and VinsonForbes Group LP, respectively. On June 15, 2009, the Company became a member of the Financial Industry Regulatory Authority ("FINRA") and received approval to operate as a broker-dealer registered with the Securities and Exchange Commission ("SEC"). Additionally, the Company is a member of the Securities Investor Protection Corporation ("SIPC").

As a registered broker-dealer, the Company commenced operations on July 1, 2009 and operates an institutional brokerage and investment banking business. The Company's customers are predominately institutional investors including brokers and dealers, commercial banks, asset managers and other financial institutions. The Company has a clearing agreement with Pershing LLC whereby all securities transactions are cleared on a fully disclosed basis. The Company is exempt from Rule 15c3-3 of the Securities and Exchange Commission under paragraph k(2)(ii) of that rule.

(2) Summary of Significant Accounting Policies

(a) Basis of Presentation

The Company's statement of financial condition has been prepared in accordance with accounting principles generally accepted in the United States of America, which require management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the statement of financial condition. Actual results could differ from those estimates.

In the normal course of business, the Company's operations may include transactions conducted with affiliated entities. Such transactions are governed by service agreements between the Company and its affiliates.

(b) Cash and Cash Equivalents

The Company defines cash equivalents as short-term interest-earning deposits with original maturities of three months or less that are not held for sale in the ordinary course of business. Cash equivalents primarily consist of money market funds and United States Treasury Bills.

The Company maintains deposits in federally insured financial institutions in excess of federally insured (FDIC) limits and in institutions in which deposits are not insured. However, management believes that the Company is not exposed to significant credit risk due to the financial position of the depository institution in which those deposits are held.

(c) Fair Value of Financial Instruments

The Company accounts for financial instruments that are being measured and reported on a fair value basis in accordance with Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") 820, *Fair Value Measurements and Disclosures*. ASC 820 defines fair value, establishes a framework for measuring fair value and requires enhanced disclosures about fair value measurements. ASC 820 defines fair value as "the price that would be received to sell an asset or paid to transfer a liability in an ordinary transaction between current market participants at the measurement date".

FASB ASC 820 outlines a fair value hierarchy. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets and liabilities (which are considered "level 1" measurements) and the lowest priority to unobservable inputs (which are considered "level 3" measurements). The three levels of the fair value hierarchy under FASB ASC 820 are as follows:

Level 1 – Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities;

Level 2 – Quoted prices for similar instruments in active markets, quoted prices in markets that are not active or financial instruments for which all significant inputs are observable, whether directly or indirectly;

Level 3 – Valuation is generated from model-based techniques that use significant assumptions not observable in the market. These unobservable assumptions would reflect the Company's own estimates of assumptions that market participants would use in pricing the asset or liability. Such valuation techniques include the use of option pricing models, discounted cash flow models and similar techniques.

Fair value is generally based on quoted market prices. If quoted market prices are not available, fair value is determined based on other relevant factors, including dealer price quotations, price activity for equivalent instruments and valuation pricing methods. Among the factors considered by the Company in determining the fair value of financial instruments for which there is no current quoted market prices are credit spreads, the terms and liquidity of the instrument, the financial condition, operating results and credit ratings of the issuer or underlying company, the quoted market price of publicly traded securities with similar duration and yield, assessing the underlying investments, market-based information, such as comparable company transactions, performance multiples and changes in market outlook as well as other measurements. Financial instruments owned and financial instruments sold, not yet purchased are stated at fair value in the accompanying statement of financial condition. See Note 3 of the Notes to the Financial Statements for additional discussion of ASC 820.

(d) Receivables and Payables from Clearing Broker

Receivables from clearing broker include deposits and free credit balances with the Company's clearing broker, proceeds from securities sold, including financial instruments sold not yet purchased, and payables to clearing broker include margin loans. Proceeds related to

financial instruments sold, not yet purchased may be restricted until the securities are purchased.

(e) ***Foreign Currency Translation***

Assets and liabilities denominated in non-U.S. dollar currencies are translated into U.S. dollar equivalents using year-end spot foreign exchange rates.

(f) ***Income Taxes***

The Company is a single member limited liability company and is treated as a disregarded entity pursuant to Treasury Regulation Section 301.7701-3 for federal income tax purposes. Generally, disregarded entities are not subject to entity-level federal or state income taxation and, as such, the Company is not required to provide for income taxes under FASB Accounting Standards Codification (ASC) 740, *Income Taxes*. The Company's taxable income becomes taxable to the respective partners of the Parent. However, certain aspects of the Company's business are subject to local taxes such as the New York City unincorporated business tax ("UBT").

(g) ***Recent Accounting Developments***

In June 2009, the FASB issued Statement of Financial Accounting Standards 168, *The FASB Accounting Standards Codification* ("Codification") and the "Hierarchy of Generally Accepted Accounting Principles," a replacement of SFAS 162, now codified in the Generally Acceptable Accounting Principles Topic 105 of the FASB ASC. The Codification became the source of authoritative United States generally accepted accounting principles ("GAAP") recognized by the FASB to be applied to nongovernment entities. Rules and interpretive releases of the Securities and Exchange Commission ("SEC") under authority of federal securities laws are also sources of authoritative GAAP for SEC registrants. The Codification supersedes all then-existing non-SEC accounting and reporting standards. All other nongrandfathered non-SEC accounting literature included in the Codification became nonauthoritative. This statement became effective for financial statements issued for interim and annual periods ending after September 15, 2009. The adoption of the Codification statement did not impact the Company's statement of financial condition.

(3) Financial Instruments

The following table sets forth by level within the fair value hierarchy the Company's "financial instruments owned, at fair value," and "financial instruments sold, but not yet purchased, at fair value" as of December 31, 2009. Assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement.

		Level 1		Level 2		Level 3		Total
Assets:								
Cash equivalents	$	4,999,500	$	—	$	—	$	4,999,500
Financial instruments owned, at fair value:								
Corporate and other debt		2,822,470		—		—		2,822,470
Mortgage-backed securities		—		2,524,976		—		2,524,976
Total financial instruments owned		2,822,470		2,524,976		—		5,347,446
Total assets at fair value	$	7,821,970	$	2,524,976	$	—	$	10,346,946

		Level 1		Level 2		Level 3		Total
Liabilities:								
Financial instruments sold, but not yet purchased at fair value:								
Corporate and other debt	$	1,310,625	$	—	$	—	$	1,310,625
Total liabilities at fair value	$	1,310,625	$	—	$	—	$	1,310,625

(4) Receivable from Clearing Broker

Securities transactions are recorded on a trade date basis. The receivable and payable amounts related to unsettled securities transactions are recorded on a net basis in the receivable from clearing broker in the accompanying statement of financial condition. Receivable from clearing broker consists of the following:

Clearing deposit	$	250,000
Free credit balances, net		3,836,740
Trade date receivable		2,176
Total receivable from clearing broker	$	4,088,916

(5) Related-Party Transactions

The Company has entered into a service agreement with its Parent under which the Company receives certain personnel, infrastructure and administrative support, including office space, technology, systems, equipment and other services. The Company reimburses the Parent for such services based upon either specific identification or the parties' estimate of relative use of the costs incurred. At December 31, 2009, the Company had $545,597 payable to the Parent related to these services, which is included in due to Parent in the accompanying statement of financial condition.

(6) Commitments and Contingencies

Leases

The Company, through its Parent, leases office space in Los Angeles and New York City under operating lease agreements that expire in 2010 and 2011 respectively. The following table presents the Parent's required future minimum rental payments for the office space under non-cancelable operating leases that expire in 2011, a significant portion of which will be allocated to the Company on a pro-rata basis as defined in the service agreement:

Year ending:		
2010	$	875,188
Total minimum payments required		875,188
Less: Sublease rentals under non-cancelable subleases		(62,356)
Net minimum payment required	$	812,832

Commitments

In connection with underwriting activities, the Company may enter into firm commitments for the purchase of securities in return for a fee. These commitments may require the Company to purchase securities at a specified price. Securities underwriting exposes the Company to market and credit risk primarily in the event that, for any reason, securities purchased by the Company cannot be distributed at anticipated price levels. At December 31, 2009, the Company had no open underwriting commitments.

(7) Financial Instruments with Off-Balance Sheet Risk, Credit Risk or Market Risk

The Company clears securities transactions on behalf of customers through its clearing broker. Substantially all of the Company's transactions are executed with and on behalf of institutional investors, including other brokers and dealers, commercial banks, mutual funds, and other financial institutions. In connection with these activities, unsettled customer trades may expose the Company to off-balance sheet credit risk in the event its customers are unable to fulfill their contractual obligations.

The majority of the Company's transactions, and consequently the concentration of its credit exposure, is with its clearing broker. The clearing broker is also a significant source of short-term financing for the Company, which is collateralized by cash and securities owned by the Company and held by the clearing broker. The Company's financial instruments may be pledged by the clearing broker.

In connection with its proprietary activities, the Company has sold securities that it does not own and will, therefore, be obligated to purchase such securities at a future date. The Company has recorded this obligation in the statement of financial condition at fair value for the related securities and will record a trading loss if the market value of the securities increases subsequent to the date of the statement of financial condition.

(8) Income Taxes

The Company is subject to UBT and has provided for income taxes based on a statutory rate of 4.00%. For the period ended December 31, 2009, the Company recorded a deferred tax asset related to its net operating loss, which can be carried forward for UBT tax purposes. At December 31, 2009, management has provided for a full valuation allowance for the deferred tax asset.

(Continued)

(9) Regulatory Requirements

The Company is a registered broker-dealer and, accordingly, is subject to Rule 15c3-1 under the Securities Exchange Act of 1934 ("Net Capital Rule") which requires the maintenance of minimum net capital as defined. The Company has elected to use the alternative method, permitted by the Net Capital Rule, which requires that the Company maintain minimum net capital, as defined, equal to the greater of $250,000 or 2% of aggregate debit items arising from customer transactions. At December 31, 2009, the Company had net capital of $10,977,774 which was $10,727,774 in excess of its required net capital of $250,000.

(10) Subsequent Events

The Company has evaluated subsequent events for the period from December 31, 2009 through February 26, 2010, the date which the accompanying statement of financial condition was issued.

On February 3, 2010 the Parent entered into a sublease agreement for approximately 2,000 square feet of office space in Chicago, IL. The lease commenced on February 11, 2010 and expires on January 31, 2011.

KPMG LLP
345 Park Avenue
New York, NY 10154-0102

Report of Independent Registered Public Accounting Firm on Internal Control Required by SEC Rule 17a-5

The Board of Managers
The PrinceRidge Group LLC

In planning and performing our audit of the financial statements of The PrinceRidge Group LLC (the Company), a wholly-owned subsidiary of PrinceRidge Holdings LP, as of December 31, 2009 and for the period from December 5, 2008 (inception) to December 31, 2009, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate debits and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with U.S. generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

KPMG

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the entity's financial statements will not be prevented, or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for their purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2009, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Managers, management, the SEC, the Financial Industry Regulatory Authority (FINRA), and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

February 26, 2010

SIPC-7T
(29-REV 12/09)

SECURITIES INVESTOR PROTECTION CORPORATION
805 15th St. N.W. Suite 800, Washington, D.C. 20005-2215
202-371-8300

Transitional Assessment Reconciliation

(Read carefully the instructions in your Working Copy before completing this Form)

SIPC-7T
(29-REV 12/09)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

068186 FINRA DEC
THE PRINCERIDGE GROUP LLC 6*6
623 5TH AVE 19TH FL
NEW YORK NY 10022-6831

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

BRIAN COAD, CFO 646-792-5607

2. A. General Assessment [item 2e from page 2 (not less than $150 minimum)] $ 20,997

B. Less payment made with SIPC-6 filed including $150 paid with 2009 SIPC-4 (exclude interest) (150)

11/27/09
Date Paid

C. Less prior overpayment applied ( )

D. Assessment balance due or (overpayment) 20,847

E. Interest computed on late payment (see instruction E) for ______ days at 20% per annum

F. Total assessment balance and interest due (or overpayment carried forward) $

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 20,847

H. Overpayment carried forward $( )

SEC Mail Processing Section
MAR 01 2010
Washington, DC
121

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

The PrinceRidge Group LLC
(Name of Corporation, Partnership or other organization)

(Authorized Signature)

CFO
(Title)

Dated the 25th day of February, 20 10.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Item No.	Amounts for the fiscal period beginning April 1, 2009 and ending DEC 31, 2009 Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 8,465,123
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	36,880
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ 29,380	
(ii) 40% of interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $	
Enter the greater of line (i) or (ii)	29,380
Total deductions	66,260
2d. SIPC Net Operating Revenues	$ 8,398,863
2e. General Assessment @ .0025	$ 20,997 (to page 1 but not less than $150 minimum)

KPMG

THE PRINCERIDGE GROUP LLC

(A Wholly-Owned Limited Liability Company of PrinceRidge Holdings LP)

Securities Investor Protection Corporation (SIPC)
Form SIPC-7T

December 31, 2009

(With Report of Independent Registered Public Accounting Firm on
Applying Agreed-Upon Procedures Thereon)

KPMG

KPMG LLP
345 Park Avenue
New York, NY 10154-0102

Report of Independent Registered Public Accounting Firm

The Board of Members
The PrinceRidge Group LLC:

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessments and Payments [Transitional Assessment Reconciliation (Form SIPC-7T)] to the Securities Investor Protection Corporation (SIPC) for the period from June 15, 2009 (date of broker-dealer registration) to December 31, 2009, which were agreed to by The PrinceRidge Group LLC (the Company) and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7T). The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1 Compared the listed assessment payments in Form SIPC-7T with respective cash disbursement record entries evidenced by copies of actual check disbursements noting no differences;

2 Compared the Total Revenue amounts of the audited Form X-17A-5 for the year ended December 31, 2009 less revenues reported on the FOCUS reports for the period from January 1, 2009 to March 31, 2009 in the Statement of Income (Loss) schedule, as applicable, with the amounts reported in Form SIPC-7T for the period from April 1, 2009 to December 31, 2009 noting no differences;

3 Compared any adjustments reported in Form SIPC-7T with supporting schedules and working papers noting no differences;

4 Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7T and in the related schedules and working papers supporting the adjustments noting no differences; and

5 Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7T on which it was originally computed noting no differences.

KPMG

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

February 26, 2010

The PrinceRidge Group LLC
Schedule of Transitional Assessment Reconciliation
Period From June 15, 2009 (date of broker-dealer registration) to December 31, 2009

Total revenue (FOCUS Line 12/Part IIA Line 9)	$	8,465,123
Additions:		
None		-
Deductions:		
Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions		(36,880)
Total interest and dividend expense		(29,380)
SIPC Net Operating Revenues		8,398,863
General Assessment @ .0025		20,997
Less payment made with SIPC-6 filed including $150 paid with 2009 SIPC-4		(150)
Less prior overpayment applied		-
Assessment balance due or (overpayment)	$	20,847